April 28, 2025

Rishi Bajaj
Chief Executive Officer
Easter Parent, Inc.
2648 International Blvd., Ste 115
Oakland, CA 94601

        Re: Easter Parent, Inc.
            Registration Statement on Form S-4
            Filed April 17, 2025
            File No. 333-286589
Dear Rishi Bajaj:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Isabel Rivera at 202-551-3518 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   David A. Curtiss